PETVIVO HOLDINGS, INC.

5251 Edina Industrial Blvd.

Edina, Minnesota

April 13, 2018

BY EDGAR

Ms. Lynn Dicker

Division of Corporation Finance

U.S. Securities and Exchange Commission         Re: Response to SEC Comments on Forms 10-K and 10-Q

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Dicker:

Following are the responses of PetVivo Holdings, Inc. (“PetVivo”) to your Staff comments contained in your letter to PetVivo dated March 23, 2018.

Response to Comment No. 1 - Our Form 10-Q for the 12/31/2017 quarter was just reviewed by our auditor, and we were in the process of filing it when we received these SEC comments. We will revise our prepared document to include your requested additional information, and we expect to have it revised and filed during this month of April 2018.

Response to Comment No. 2 – We abandoned the originally planned merger structure since we were unable to complete it as planned. The actual merger completed in April 2017 was done as a triangular merger which did not require a shareholder vote of PetVivo, and accordingly no information statement was required in this transaction.

Response to Comment No. 3 - In future filings, we will add disclosure as you have requested regarding any causes for material delays in the progress of our products.

Response to Comment No. 4 – We will add a section as applicable in our upcoming annual filing regarding regulatory requirements for our products.

Response to Comments Nos. 5 and 6 – Our auditor is currently reviewing these two comments and will advise us regarding an appropriate response to these two comments.

Response to Comment No. 7 – As requested, in future filings we will clarify our material weaknesses and explain briefly why our disclosure controls and procedure were not effective.

Response to Comment No. 8 - As requested, in future filings we will identify the correct COSO version.

Response to Comment No. 9 – As requested, in future 10-K filings, we will disclose the complete business experience of our directors and executive officers for the past five years.

Response to Comment No. 10 – As requested, in future 10-K filings, we will briefly disclose the qualifications of our directors to serve on our Board of Directors.

Response to Comment No. 11 – As requested, in future 10-K filings, we will provide any disclosure required by Item 405 of Regulation S-K.

Response to Comment No. 12 – As requested, in future 10-K filings, we will clarify disclosure and include the appropriate time period regarding involvement in legal proceedings of our management, and ensure that we disclose materials required by Item 401(f).

Response to Comment No. 13 – The employment agreement of Mr. Hayne will be filed with our pending Form 10-Q for the quarter ended December 31, 2017.

Response to Comment No. 14 – In all future 10-K filings, we will ensure that a majority of our directors will sign the filings.

Response to Comment No. 15 – In future filings, we will provide the disclosures required by ASC 805-10-50 regarding our Gel-Del acquisition, including our calculations of the purchase price and its allocation to Gel-Del assets.

Response to Comment No. 16 – Our auditor is reviewing this comment, and will advise us regarding an appropriate response.

Response to Comment No. 17 – April 10, 2017 was the acquisition date for the Gel-Del merger since It was the date it was filed with the Secretary of State of Minnesota and thus the actual legal date of the Merger.

Response to Comment No. 18 – The difference between the merger shares of 5.45 million and our issuance of 6.9 million shares in September 2017 is because Gel-Del owned the balance before the merger which they had acquired incident to our past business and license agreement with them, and accordingly the shares of PetVivo owned pre-merger by corporate Gel-Del were distributed pro rata to Gel-Del shareholders along with the pro rata distribution related to the merger.

Mr. Robert O. Knutson is our corporate counsel, and he has assisted me with these responses. You may reach him at (952) 210-3105 or myself at (612) 328-4325 if you have any questions. We will amend this letter to address the comments needing input from our auditor as soon as we obtain such input.

In closing, please note that we have included extensive risk factor disclosures in our Form 10-K filings, even though they are not required by our status as a small business. We believe that we have provided satisfactory material disclosures for our investors and the public regarding our past SEC filings, and we will endeavor to improve them as much as possible in the future.

Respectfully submitted:

(s) John Lai, President and Interim CFO

cc: Robert O. Knutson